As filed with the Securities and Exchange Commission on August 27, 2026

Securities Act File No. 333-262496

Investment Company Act File No. 811-23778

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 9	☒

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 12	☒

ARK VENTURE FUND

(Registrant Exact Name as specified in Charter)

c/o ARK Investment Management LLC

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

(Address of Principal Executive Offices)

(727) 810-8160

(Registrant’s Telephone Number, including Area Code)

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808 (Name and address of agent for service)

COPY TO:

Kellen Carter, Esq. Chief Compliance Officer ARK Investment Management LLC	Allison Fumai, Esq. William J. Bielefeld, Esq. Alexander C. Karampatsos, Esq. Dechert LLP

200 Central Avenue Suite 220 St. Petersburg, FL 33701	1095 Avenue of the Americas New York, NY 10036

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☒	on September 25, 2026 pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☒	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

Post-Effective Amendment No. 5 (the “Amendment”) to the Registration Statement on Form N-2 of ARK Venture Fund (the “Registrant”) was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 6, 2026, for the purpose of (i) registering Class X shares of the Registrant in connection with a potential listing of such shares on a national securities exchange; and (ii) making other non-material changes related to the registration. Post-Effective Amendment No. 6, 7 and 8 to the Registration Statement on Form N-2 of the Registrant, were filed pursuant to Rule 486(b)(1)(iii) under the Securities Act on June 4, 2026, July 2, 2026, and July 30, 2026, respectively, solely for the purpose of extending the effective date of the Amendment and designating July 3, 2026, July 31, 2026, and August 28, 2026, respectively, as the date upon which the Amendment would become effective. This Post-Effective Amendment No. 9 is being filed pursuant to Rule 486(b)(1)(iii) under the Securities Act solely for the purpose of further extending the effective date of the Amendment and designating September 25, 2026, as the new date upon which the Amendment shall become effective. This Post-Effective Amendment No. 9 incorporates by reference the information contained in Parts A and B of the Amendment. Part C is filed herewith.

PART A - PROSPECTUS

This Prospectus for the Registrant is incorporated herein by reference to Part A of the Amendment.

PART B - STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information for the Registrant is incorporated herein by reference to Part B of the Amendment.

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: [The financial highlights of the Registrant for the fiscal year ended July 31, 2025 are included in Part A of this registration statement in the section entitled “Financial Highlights.”.]

Part B: [Incorporated by reference to the Fund’s annual report for the period ended July 31, 2025, filed electronically on Form N-CSR with the SEC on October 8, 2025.]

(2)	Exhibits:

	(a)	(1)	Certificate of Trust dated January 11, 2022.(1)

		(2)	Certificate of Amendment to Certificate of Trust dated February 2, 2022.(1)

		(3)	Initial Declaration of Trust dated January 11, 2022.(1)

		(4)	Amended and Restated Declaration of Trust dated April 27, 2022.(2)

		(5)	Amendment No. 1 to Amended and Restated Declaration of Trust dated September 23, 2025.(8)

		(6)	Amendment No. 2 to Amended and Restated Declaration of Trust dated April 6, 2026.(9)

	(b)	Bylaws dated April 27, 2022.(2)

	(c)	Not applicable.

	(d)	Multi-Class Plan.(7)

	(e)	Dividend Reinvestment Plan.(2)

	(f)	Not applicable.

	(g)	Form of Investment Advisory Agreement between Registrant and ARK Investment Management LLC.(2)

	(h)	(1)	Form of Distribution Agreement.(5)

		(2)	Form of Amendment to Distribution Agreement.(8)

		(3)	Form of Dealer Agreement.(3)

		(4)	Form of Distribution and Shareholder Services Plan.(7)

	(i)	Not applicable.

	(j)	(1)	Custody Agreement between Registrant and Bank of New York Mellon.(3)

		(2)	Foreign Custody Manager Agreement between Registrant and Bank of New York Mellon.(3)

(k)	(1)	Form of Transfer Agency and Service Agreement between Registrant Bank of New York Mellon.(3)

	(2)	Administration and Accounting Agreement between Registrant and Bank of New York Mellon.(3)

	(3)	Form of Expense Reimbursement Agreement between Registrant and ARK Investment Management LLC.(2)

	(4)	Form of Amendment to the Expense Reimbursement Agreement between Registrant and ARK Investment Management LLC.(6)

	(5)	Second Amended and Restated Expense Limitation Agreement between Registrant and ARK Investment Management LLC.(8)

(l)		Opinion and Consent of Dechert LLP.*

(m)		Not applicable.

(n)		Consent of Independent Registered Public Accounting Firm.*

(o)		Not applicable.

(p)		Not applicable.

(q)		Not applicable.

(r)	(1)	Code of Ethics of the Registrant and ARK Investment Management LLC.(5)

	(2)	Code of Ethics of Foreside Fund Services, LLC.(2)

(s)	(1)	Powers of Attorney.(2)

	(2)	Power of Attorney.(4)

*	Exhibit to be filed by amendment

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed February 3, 2022.

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed May 12, 2022.

(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed July 25, 2022.

(4)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed August 5, 2022.

(5)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed November 13, 2023.

(6)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed November 20, 2024.

(7)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed August 29, 2025.

(8)	Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed October 27, 2025.

(9)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-262496 and 811-23778, filed April 6, 2026.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance or Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

As of [   ], 2026, the following list sets forth entities in which the Registrant owns a controlling interest, the state under whose laws the entity is organized, and the percentage of voting securities or membership interests owned by the Registrant in such entity.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
ARK Venture Private Holdings LLC (Delaware)	100%

Item 29. Number of Holders of Securities

As of [   ], 2026:

Title of Class	Number of Record Holders
Class D Shares of Beneficial Interest	[ ]
Class S Shares of Beneficial Interest	[ ]
Class U Shares of Beneficial Interest	[ ]
Class X Shares of Beneficial Interest	[ ]

Item 30. Indemnification

Reference is made to Article VII of the Amended and Restated Declaration of Trust filed as an exhibit herewith.

In addition, the Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 31. Business and Other Connections of Investment Advisor

See “Management” in the Statement of Additional Information. Information as to the directors and officers of ARK Investment Management LLC, the Registrant’s investment adviser, is included in its Form ADV filed with the SEC and is incorporated herein by reference thereto.

Item 32. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286, Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101 and ARK Investment Management LLC, 200 Central Avenue, Suite 220, St. Petersburg, Florida 33701.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	The Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten per-cent from its net asset value as of the effective date of the registration statement, or (2) the net asset value in-creases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement

b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

i.	If the Registrant is relying on Rule 430B:

1.	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii.	Free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii.	The portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

a.	For the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this post-effective amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and that it has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Petersburg, and the State of Florida, on the 27th day of August, 2026.

ARK VENTURE FUND

(A Delaware statutory trust)

By:	/s/ William C. Cox
William C. Cox
Treasurer, Principal Accounting Officer and Principal Finance Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Scott R. Chichester*	Trustee	August 27, 2026
Scott R. Chichester

/s/ Darlene T. DeRemer*	Trustee	August 27, 2026
Darlene T. DeRemer

/s/ Robert G. Zack*	Trustee	August 27, 2026
Robert G. Zack

/s/ Catherine D. Wood*	Trustee, Chief Executive Officer and Chief Investment Officer	August 27, 2026
Catherine D. Wood

/s/ Kathleen Fontano	Chief Compliance Officer	August 27, 2026
Kathleen Fontano

/s/ William C. Cox	Treasurer, Principal Accounting Officer and Principal Finance Officer	August 27, 2026
William C. Cox

* By:	/s/ Kellen Carter
Kellen Carter
Attorney-in-Fact
(Pursuant to Powers of Attorney previously filed)